Dreyfus
Intermediate Municipal
Bond Fund, Inc.

ANNUAL REPORT May 31, 2008





BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2   A Letter from the CEO

3   Discussion of Fund Performance

6   Fund Performance

7   Understanding Your Fund's Expenses

7   Comparing Your Fund's Expenses
         With Those of Other Funds

8   Statement of Investments

33   Statement of Assets and Liabilities

34   Statement of Operations

35   Statement of Changes in Net Assets

36   Financial Highlights

37   Notes to Financial Statements

45   Report of Independent Registered
         Public Accounting Firm

46   Important Tax Information

47   Board Members Information

50   Officers of the Fund

FOR MORE INFORMATION

Back Cover



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this annual report for Dreyfus Intermediate Municipal Bond Fund, Inc., covering the 12-month period from June 1, 2007, through May 31, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets have encountered heightened volatility in an ongoing credit crisis, the Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists. With that, 2008 has certainly proven to be one of the more memorable for the municipal markets. Despite concerns stemming from the Auction-Rate securities markets and the recent Supreme Court decision in support of the legality of state and local municipals' tax-exempt status, the general municipal markets have rallied strongly over the last few months as price dislocations have dissipated.

At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity. The implications of our economic outlook for the municipal bond market generally are positive, especially since, on a relative basis, municipal securities remain attractively valued compared to taxable alternatives. Your financial advisor can help you assess current risks and take advantage of these opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
June 16, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of June 1, 2007, through May 31, 2008, as provided by Monica S. Wieboldt, Senior Portfolio Manager

Fund and Market Performance Overview

For the 12-month period ended May 31, 2008, Dreyfus Intermediate Municipal Bond Fund achieved a total return of 3.16%.[1] The Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of 6.39% for the same period.[2]

Despite weakness stemming from a fixed-income credit crisis and struggling U.S. economy, intermediate-term municipal bonds generally posted competitive returns during the reporting period due to declining short-term interest rates and a market rally during the spring of 2008. The fund's returns were lower than its benchmark, due primarily to weakness among corporate-backed holdings.

The Fund's Investment Approach

The fund seeks the maximum amount of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal personal income tax.

The fund invests at least 80% of its assets in municipal bonds rated A or higher, or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below A, including bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

Credit and Economic Concerns Hurt Investor Sentiment

The first half of the reporting period was challenging for municipal bond investors, as a credit crisis that began in the sub-prime mortgage market spread to other asset classes. Although municipal bonds have no direct exposure to sub-prime mortgages, several major bond insurers suffered massive sub-prime related losses, causing investors to question the value of insurance on municipal bonds. In addition, highly leveraged institutional investors were forced to sell creditworthy investments, including municipal bonds, to meet margin calls.

Investors adopted more cautious attitudes toward risk during the downturn, flocking to U.S. Treasury securities and money market instruments. As a result, municipal bond yields during the first three months of the reporting period were, at times, higher than those of comparable taxable Treasuries. Investors later recognized that high-quality municipal bonds offered attractive values, sparking a market rally during the spring of 2008.

Municipal bonds also were influenced by the U.S. economic slow-down, which prompted the Federal Reserve Board to reduce the federal funds rate from 5.25 to 2% over the reporting period. As short-term interest rates fell, yield differences widened substantially along the market's maturity range. This development particularly benefited intermediate-term bonds.

Higher-Quality Holdings Supported Returns

The fund took advantage of opportunities among certain shorter-term municipal bonds on which yields temporarily rose. In addition, the fund continued to benefit from its core holdings of income-oriented bonds, which were acquired at higher yields than are available today. Particularly strong contributions came from bonds for which funds have been put in escrow for early redemption. In addition, as yield differences widened along the market's maturity range, we increased the fund's holdings of bonds in the 15-year range to capture relatively higher yields.

These positive contributions were offset by relative weakness in the fund's holdings of corporate-backed municipal bonds, which suffered during the downturn, as credit spreads widened. Like many other municipal bond funds, the fund's holdings of insured securities also came under pressure as monoline insurers were downgraded.

Maintaining a Cautious Approach

Although most states' fiscal conditions have been sound, the U.S. economy remained weak as of the reporting period's end, sparking concerns that many states and municipalities will suffer future budget shortfalls. Therefore, we have maintained the fund's conservative investment posture, including focusing new purchases on higher-quality bonds with strong liquidity characteristics.

June 16, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Intermediate Municipal Bond Fund, Inc. and the Lehman Brothers 7-Year Municipal Bond Index

Average Annual Total Returns *as of 5/31/08*

	1 Year	5 Years	10 Years
Fund	**3.16%**	**2.62%**	**3.70%**

† *Source: Lipper Inc.*

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus Intermediate Municipal Bond Fund, Inc. on 5/31/98 to a $10,000 investment made in the Lehman Brothers 7-Year Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund invests primarily in municipal securities and maintains a portfolio with a weighted average maturity ranging between 3 and 10 years. The fund's performance shown in the line graph above takes into account fees and expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years. Unlike a mutual fund, the Index is not subject to charges, fees and other expenses. Investors cannot invest directly in any index. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Intermediate Municipal Bond Fund, Inc. from December 1, 2007 to May 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2008

Expenses paid per $1,000†	$ 3.87
Ending value (after expenses)	$1,010.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2008

Expenses paid per $1,000†	$ 3.89
Ending value (after expenses)	$1,021.15

† *Expenses are equal to the fund's annualized expense ratio of .77%, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2008

Long-Term Municipal Investments—100.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama—.9%				
Alabama Port Authority, Docks Facilities Revenue (Insured; MBIA, Inc.)	5.00	10/1/22	5,000,000	5,210,700
Huntsville Health Care Authority, Revenue (Insured; MBIA, Inc.)	5.00	6/1/13	1,600,000	1,708,896
McIntosh Industrial Development Board, Environmental Facilities Revenue (Ciba Specialty Chemicals Corporation Project)	4.65	6/1/08	375,000	375,011
Alaska—3.7%				
Alaska International Airports, Revenue (Insured; AMBAC)	5.50	10/1/11	2,560,000	2,745,626
Alaska International Airports, Revenue (Insured; AMBAC)	5.50	10/1/12	1,620,000	1,753,618
Alaska Student Loan Corporation, Student Loan Revenue (Insured; AMBAC)	6.00	7/1/10	6,380,000 [a]	6,804,780
Anchorage (Insured; FGIC)	5.88	12/1/10	2,365,000 [a]	2,556,943
Anchorage (Insured; FGIC)	5.88	12/1/10	1,500,000 [a]	1,621,740
Anchorage, Electric Utility Revenue (Insured; MBIA, Inc.)	6.50	12/1/09	2,910,000	3,091,293
Anchorage, GO (Schools) (Insured; FGIC)	5.25	9/1/13	2,000,000 [a]	2,205,640
Anchorage, LR, Correctional Facility (Insured; FSA)	5.88	2/1/10	3,175,000 [a]	3,362,325
Northern Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/10	4,745,000 [a]	5,050,009
Northern Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.20	6/1/10	1,750,000 [a]	1,834,980
Arizona—3.1%				
Arizona Transportation Board, Highway Revenue	5.00	7/1/21	12,800,000 [b,c,d]	13,878,528

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Arizona (continued)				
Arizona Water Infrastructure Finance Authority, Water Quality Revenue	5.00	10/1/22	3,000,000	3,230,700
Pima County Industrial Development Authority, Education Revenue (American Charter Schools Foundation Project)	5.13	7/1/15	4,000,000	4,005,720
Salt River Project Agricultural Improvement and Power District, Electric System Revenue (Salt River Project)	5.00	1/1/24	4,000,000	4,243,760
California—3.7%				
ABAG Finance Authority for Nonprofit Corporations, Revenue (San Diego Hospital Association)	5.13	3/1/18	1,000,000	1,011,080
Arcadia Unified School District, GO (Insured; FSA)	0.00	8/1/20	1,635,000 e	918,298
California, GO (Various Purpose)	5.00	11/1/22	3,000,000	3,121,050
California Department of Water Resources, Water System Revenue (Central Valley Project)	5.00	12/1/24	2,500,000	2,659,875
California Health Facilities Financing Authority, Revenue (Sutter Health)	5.25	8/15/22	3,000,000	3,144,750
California Housing Finance Agency, Home Mortgage Revenue	4.55	8/1/21	5,000,000	4,666,750
Elsinore Valley Municipal Water District, COP (Insured; FGIC)	5.38	7/1/16	3,295,000	3,578,008
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/19	2,000,000	2,012,920
Rancho Mirage Joint Powers Financing Authority, COP (Eisenhower Medical Center) (Insured; MBIA, Inc.)	4.88	7/1/22	4,000,000	4,004,200

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Sacramento County Sanitation District Financing Authority, Revenue (Sacramento Regional County Sanitation District) (Insured; FGIC)	5.25	12/1/23	3,125,000	3,424,938
Tobacco Securitization Authority of Southern California, Tobacco Settlement Asset-Backed Bonds (San Diego County Tobacco Asset Securitization Corporation)	4.75	6/1/25	2,435,000	2,209,909
Colorado–.7%				
El Paso County School District (Number 11 Colorado Springs)	6.25	12/1/09	1,000,000	1,056,650
El Paso County School District (Number 11 Colorado Springs)	6.50	12/1/10	2,000,000	2,185,780
El Paso County School District (Number 11 Colorado Springs)	6.50	12/1/11	2,040,000	2,278,823
Connecticut–.1%				
Mashantucket Western Pequot Tribe, Special Revenue	5.60	9/1/09	1,000,000 ^c	1,013,790
District of Columbia–1.3%				
District of Columbia (Insured; MBIA, Inc.)	6.00	6/1/12	3,280,000	3,626,762
District of Columbia, HR (Children's Hospital Obligated Group Issue) (Insured; FSA)	5.25	7/15/18	2,000,000	2,168,900
District of Columbia, Revenue (Howard University Issue) (Insured; AMBAC)	5.00	10/1/21	2,545,000	2,644,509
District of Columbia, Revenue (Howard University Issue) (Insured; AMBAC)	5.00	10/1/22	2,660,000	2,751,451
Florida–18.0%				
Bay County, Sales Tax Revenue (Insured; AMBAC)	5.00	9/1/24	3,325,000	3,412,946
Brevard County, Local Option Fuel Tax Revenue (Insured; FGIC)	5.00	8/1/23	1,260,000	1,285,780

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Broward County School Board, COP (Master Lease Purchase Agreement) (Insured; FSA)	5.50	7/1/11	4,715,000 [a]	5,151,845
Capital Projects Finance Authority, Student Housing Revenue (Capital Projects Loan Program–Florida Universities) (Insured; MBIA, Inc.)	5.50	10/1/16	4,285,000	4,503,278
Clay County Housing Finance Authority, SFMR (Multi-County Program) (Collateralized: FNMA and GNMA)	4.85	10/1/11	325,000	330,860
Collier County, Gas Tax Revenue (Insured; AMBAC)	5.25	6/1/19	2,190,000	2,311,479
Collier County School Board, COP (Master Lease Program Agreement) (Insured; FSA)	5.25	2/15/20	3,500,000	3,857,035
Collier County School Board, COP (Master Lease Program Agreement) (Insured; FSA)	5.25	2/15/22	2,000,000	2,192,940
Dade County, Water and Sewer System Revenue (Insured; FGIC)	6.25	10/1/11	2,115,000	2,313,260
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.25	7/1/18	2,500,000	2,653,150
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.25	7/1/18	9,330,000	9,756,661
Florida Board of Education, Lottery Revenue (Insured; FGIC)	5.25	7/1/19	3,675,000	3,843,058
Florida Department of Transportation, Turnpike Revenue	5.25	7/1/23	1,945,000	2,026,534
Florida Education System, University of Florida Housing Revenue (Insured; FGIC)	5.00	7/1/22	2,055,000	2,107,115
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/12	5,000,000	5,294,800
Florida Municipal Power Agency, Revenue (Stanton II Project) (Insured; AMBAC)	5.50	10/1/15	3,635,000	3,916,894

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Florida Ports Financing Commission, Revenue (State Transportation Trust Fund–Intermodal Program) (Insured; FGIC)	5.50	10/1/16	1,745,000	1,775,799
Florida Water Pollution Control Financing Corporation, Water PCR	5.25	1/15/21	2,545,000	2,758,347
Hillsborough County, GO (Unincorporated Area Parks and Recreation Program) (Insured; MBIA, Inc.)	5.00	7/1/22	1,155,000	1,253,741
Hillsborough County, Junior Lien Utility Revenue (Insured; AMBAC)	5.50	8/1/14	3,205,000	3,589,247
Hillsborough County Industrial Development Authority, HR (Tampa General Hospital Project)	5.25	10/1/15	3,000,000	3,138,780
Hillsborough County School Board, COP (Master Lease Purchase Agreement) (Insured; MBIA, Inc.)	5.00	7/1/16	2,625,000	2,719,815
Indian River County, GO (Insured; MBIA, Inc.)	5.00	7/1/20	2,265,000	2,417,661
Indian Trace Development District, Water Management Special Benefit Assessment (Insured; MBIA, Inc.)	5.00	5/1/20	1,500,000	1,605,390
Jacksonville, Better Jacksonville Sales Tax Revenue (Insured; AMBAC)	5.50	10/1/14	1,500,000	1,600,095
Jacksonville, Better Jacksonville Sales Tax Revenue (Insured; AMBAC)	5.50	10/1/15	1,500,000	1,600,095
Jacksonville, Guaranteed Entitlement Revenue (Improvement) (Insured; FGIC)	5.38	10/1/16	3,080,000	3,286,945
Jacksonville, Sales Tax Revenue (River City Renaissance Project) (Insured; FGIC)	5.13	10/1/18	2,500,000	2,501,250

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Jacksonville Economic Development Commission, Health Care Facilities Revenue (Florida Proton Therapy Institute Project)	6.00	9/1/17	3,750,000	3,798,712
Lee County, Transportation Facilities Revenue (Insured; AMBAC)	5.50	10/1/15	2,500,000	2,666,825
Lee County Industrial Development Authority, Healthcare Facilities Revenue (Cypress Cove at Healthpark Florida, Inc. Project)	4.75	10/1/08	1,155,000	1,152,990
Martin County, Utilities System Revenue (Insured; FGIC)	5.50	10/1/12	1,065,000	1,151,510
Martin County, Utilities System Revenue (Insured; FGIC)	5.50	10/1/13	1,485,000	1,621,174
Miami-Dade County, Public Service Tax Revenue (UMSA Public Improvements) (Insured; AMBAC)	5.50	4/1/16	2,190,000	2,342,840
Miami-Dade County, Transit System Sales Surtax Revenue (Insured; XLCA)	5.00	7/1/24	2,530,000	2,606,204
Miami-Dade County School Board, COP (Master Lease Purchase Agreement) (Insured; FGIC)	5.00	8/1/15	5,000,000	5,325,100
Miami-Dade County School Board, COP (Master Lease Purchase Agreement) (Insured; FGIC)	5.25	10/1/17	5,000,000	5,298,550
Miami-Dade County School Board, COP (Miami-Dade County School Board Foundation, Inc.) (Insured; AMBAC)	5.00	11/1/26	3,000,000	3,026,550
Northern Palm Beach County Improvement District, Water Control and Improvement (Unit of Development Number 5B)	5.75	8/1/09	715,000 [a]	741,591

STATEMENT OF INVESTMENTS *(continued)*

Long-Term Municipal Investments *(continued)*	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Orange County, Tourist Development Tax Revenue (Insured; AMBAC)	5.00	10/1/15	1,010,000	1,025,372
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System) (Insured; MBIA, Inc.)	6.25	10/1/11	1,770,000	1,967,603
Palm Bay, Educational Facilities Revenue (Patriot Charter School Project)	6.75	7/1/22	3,000,000	3,005,190
Palm Beach County, Criminal Justice Facilities Revenue (Insured; FGIC)	5.38	6/1/10	1,825,000	1,901,413
Palm Beach County, Public Improvement Revenue (Convention Center Project) (Insured; FGIC)	5.50	11/1/11	1,785,000 [a]	1,944,597
Palm Beach County School Board, COP (Master Lease Purchase Agreement) (Insured; AMBAC)	5.38	8/1/14	4,000,000	4,368,880
Palm Beach County School Board, COP (Master Lease Purchase Agreement) (Insured; FSA)	5.50	8/1/12	4,910,000 [a]	5,393,979
Polk County, Constitutional Fuel Tax Improvement Revenue (Insured; MBIA, Inc.)	5.00	12/1/19	1,330,000	1,407,765
Polk County, Utility System Revenue (Insured; FGIC)	5.25	10/1/18	2,000,000	2,131,320
Saint Johns County, Sales Tax Revenue (Insured; MBIA, Inc.)	5.00	10/1/25	1,545,000	1,599,199
Sarasota County School Board, COP (Master Lease Program Agreement) (Insured; FGIC)	5.00	7/1/15	1,000,000	1,058,290
Seminole County, Water and Sewer Revenue	5.00	10/1/21	1,050,000	1,107,383
Seminole County, Water and Sewer Revenue	5.00	10/1/22	4,530,000	4,756,500

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida (continued)				
Volusia County School Board, Sales Tax Revenue (Insured; FSA)	5.38	10/1/15	4,000,000	4,338,840
Georgia—3.0%				
Athens Housing Authority, Student Housing LR (UGAREF East Campus Housing, LLC Project) (Insured; AMBAC)	5.25	12/1/15	2,560,000	2,747,008
Athens Housing Authority, Student Housing LR (UGAREF East Campus Housing, LLC Project) (Insured; AMBAC)	5.25	12/1/16	2,700,000	2,878,686
Atlanta, Water and Wastewater Revenue (Insured; FSA)	5.25	11/1/15	5,000,000	5,506,000
Augusta, Water and Sewerage Revenue (Insured; FSA)	5.00	10/1/23	5,000,000	5,351,950
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	6.00	9/1/10	1,275,000	1,375,164
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.25	9/1/14	1,710,000 [a]	1,910,959
Municipal Electric Authority of Georgia, Combustion Turbine Project Revenue (Insured; MBIA, Inc.)	5.25	11/1/16	5,000,000	5,341,550
Hawaii—.3%				
Kuakini Health System, Special Purpose Revenue	5.50	7/1/12	2,575,000	2,673,931
Illinois—2.5%				
Chicago Housing Authority, Revenue (Capital Program)	5.25	7/1/10	2,420,000	2,563,288

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Illinois (continued)				
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; CIFG)	5.50	1/1/15	6,450,000	6,929,815
Chicago Park District, GO Limited Tax Park (Insured; FGIC)	5.50	1/1/20	1,300,000	1,371,292
Cook County Community High School District Number 219, GO (Insured; FSA)	5.00	12/1/24	2,020,000	2,126,131
Illinois Health Facilities Authority, Revenue (The Passavant Memorial Area Hospital Association Project)	5.65	10/1/10	4,850,000 [a]	5,234,993
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion Project) (Insured; MBIA, Inc.)	0/5.55	6/15/21	2,500,000 [f]	2,202,325
Indiana−.1%				
Indiana Health Facility Financing Authority, Revenue (Ascension Health Subordinate Credit Group)	5.00	5/1/13	1,000,000	1,052,440
Kansas−2.3%				
Burlington, EIR (Kansas City Power and Light Company Project) (Insured; XLCA)	5.00	4/1/11	5,000,000	5,078,200
Wyandotte County/Kansas City Unified Government, Tax-Exempt Sales Tax Special Obligation Revenue (Redevelopment Project Area B)	4.75	12/1/16	3,800,000	3,764,660
Wyandotte County/Kansas City Unified Government, Utility System Revenue (Insured; AMBAC)	5.65	9/1/18	9,130,000	10,217,383
Kentucky−2.0%				
Ashland, PCR (Ashland Inc. Project)	5.70	11/1/09	4,000,000	4,194,160

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Kentucky (continued)				
Kentucky Asset/Liability Commission, Project Notes (Federal Highway Trust First Series) (Insured; MBIA, Inc.)	5.25	9/1/18	5,000,000	5,593,900
Kentucky Municipal Power Agency, Power System Revenue (Praire State Project) (Insured; MBIA, Inc.)	5.25	9/1/19	2,000,000	2,136,880
Ohio County, PCR (Big Rivers Electric Corporation Project) (Insured; AMBAC)	4.98	10/1/22	5,000,000 g	5,000,000
Louisiana−.2%				
Morehouse Parish, PCR (International Paper Company Project)	5.25	11/15/13	2,000,000	2,033,600
Maine−1.1%				
Jay, SWDR (International Paper Company Projects)	4.90	11/1/17	5,780,000	5,366,961
Maine Housing Authority, Mortgage Purchase	4.75	11/15/21	4,100,000	3,970,727
Maryland−.3%				
Maryland Health and Higher Educational Facilities Authority, Revenue (Washington County Hospital Issue)	5.25	1/1/22	1,000,000	982,810
Maryland Health and Higher Educational Facilities Authority, Revenue (Washington County Hospital Issue)	5.25	1/1/23	1,250,000	1,223,775
Massachusetts−.6%				
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	4.60	1/1/22	6,000,000	5,362,560
Michigan−2.5%				
Detroit, Water Supply System Revenue (Insured; FSA)	5.00	7/1/22	5,000,000	5,250,700

Long-Term Municipal Investments *(continued)*	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Michigan (continued)				
Detroit Local Development Finance Authority, Tax Increment Revenue	5.20	5/1/10	3,770,000	3,712,884
Michigan Building Authority, Revenue (State Police Communications System)	5.25	10/1/13	1,945,000	2,147,611
Michigan Hospital Finance Authority, Revenue (Oakwood Obligation Group)	5.50	11/1/11	3,500,000	3,690,155
Michigan Hospital Finance Authority, Revenue (Sparrow Obligation Group)	5.25	11/15/11	2,500,000	2,639,625
Michigan Hospital Finance Authority, Revenue (Sparrow Obligation Group)	5.75	11/15/11	3,250,000 [a]	3,577,568
Minnesota−2.7%				
Lakeville Independent School District Number 194, GO (Insured; FSA)	5.00	2/1/18	5,000,000	5,257,550
Minneapolis-Saint Paul Metropolitan Airports Commission, Subordinate Airport Revenue (Insured; FGIC)	5.00	1/1/25	5,000,000	4,971,900
Minnesota Public Facilities Authority, Clean Water Revenue	5.00	3/1/20	7,500,000	8,099,400
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	5.00	11/15/17	3,000,000	2,958,840
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	5.75	11/15/21	1,000,000	1,011,140
Mississippi−.6%				
Mississippi Development Bank, Special Obligation Revenue (Madison County Highway Construction Project) (Insured; FGIC)	5.00	1/1/22	5,000,000	5,143,800

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Missouri–1.0%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	6.00	6/1/20	3,160,000	3,376,334
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (BJC Health System)	5.25	5/15/17	4,825,000	5,060,556
Nevada–1.2%				
Clark County School District, GO (Limited Tax)	5.00	6/15/25	5,000,000	5,223,700
Director of the State of Nevada Department of Business and Industry, SWDR (Republic Services, Inc. Project)	5.63	6/1/18	5,000,000	4,789,800
New Hampshire–.5%				
New Hampshire Higher Educational and Health Facilities Authority, HR (The Cheshire Medical Center Issue)	5.13	7/1/18	4,125,000	4,167,611
New Jersey–2.5%				
Bayonne, Temporary Note	5.00	10/24/08	1,000,000	1,007,660
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	3,000,000	2,994,570
Casino Reinvestment Development Authority, Revenue (Insured; MBIA, Inc.)	5.25	6/1/19	5,000,000	5,275,000
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.38	6/15/15	3,300,000	3,337,488
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/16	1,000,000	1,014,240
New Jersey Educational Facilities Authority, Revenue (Rider University Issue) (Insured; Radian)	5.00	7/1/10	1,880,000	1,936,193

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Educational Facilities Authority, Revenue (Rider University Issue) (Insured; Radian)	5.00	7/1/11	1,970,000	2,041,649
New Jersey Health Care Facilities Financing Authority, Revenue (South Jersey Hospital Issue)	6.00	7/1/12	3,425,000	3,592,757
New Mexico–.6%				
Jicarilla, Apache Nation Revenue	5.00	9/1/11	1,500,000	1,565,055
Jicarilla, Apache Nation Revenue	5.00	9/1/13	2,905,000	3,048,536
New York–5.0%				
Long Island Power Authority, Electric System General Revenue (Insured; MBIA, Inc.)	4.85	9/1/15	3,000,000 g	2,855,340
New York City	5.00	8/1/18	5,000,000	5,346,350
New York City	5.00	4/1/20	2,500,000	2,614,300
New York City	5.00	4/1/22	5,110,000	5,289,003
New York State Dormitory Authority, Mortgage HR (The Long Island College Hospital) (Insured; FHA)	6.00	8/15/15	4,485,000	4,771,771
New York State Dormitory Authority, Revenue (NYU Hospitals Center)	5.25	7/1/24	1,000,000	973,480
New York State Local Government Assistance Corporation	5.25	4/1/16	3,425,000	3,714,447
New York State Local Government Assistance Corporation (Insured; FSA)	5.25	4/1/16	2,200,000	2,425,918
New York State Thruway Authority, Local Highway and Bridge Service Contract Revenue	5.50	4/1/12	3,950,000	4,308,897
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/18	5,000,000	5,390,700
New York State Urban Development Corporation, Corporate Purpose Subordinate Lien	5.13	7/1/19	2,000,000	2,112,660

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, L.P. Facility)	5.45	11/15/12	2,000,000	1,987,080
North Carolina—4.3%				
Charlotte-Mecklenburg Hospital Authority, Health Care Revenue (Carolinas HealthCare System) (Insured; FSA)	5.00	1/15/20	5,000,000	5,283,000
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.13	1/1/14	3,000,000	3,119,640
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.00	1/1/21	1,200,000	1,294,404
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; AMBAC)	5.00	1/1/20	5,000,000	5,168,700
North Carolina Medical Care Commission, FHA Insured Mortgage Revenue (Morehead Memorial Hospital Project) (Insured; FSA)	5.00	11/1/20	4,540,000	4,742,666
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (The United Methodist Retirement Homes Project)	4.75	10/1/13	1,000,000	992,510
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (The United Methodist Retirement Homes Project)	5.13	10/1/19	1,250,000	1,230,400
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue (Insured; FSA)	5.25	1/1/16	2,540,000	2,742,387
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue (Insured; FSA)	5.25	1/1/17	10,000,000	10,774,800

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Ohio—2.1%				
Cuyahoga County, Revenue (Cleveland Clinic Health System)	6.00	1/1/17	5,000,000	5,522,450
Franklin County Convention Facilities Authority, Tax and Lease Revenue Anticipation Bonds	5.00	12/1/23	2,075,000	2,172,483
Knox County, Hospital Facilities Revenue (Knox Community Hospital) (Insured; Radian)	5.00	6/1/12	1,500,000	1,565,070
Ohio Higher Educational Facility Commission, Higher Educational Facility Revenue (Xavier University Project) (Insured; CIFG)	5.25	5/1/16	3,230,000 [a]	3,578,356
Ohio Water Development Authority, PCR (Buckeye Power, Inc. Project) (Insured; AMBAC)	5.00	5/1/22	4,130,000	4,292,020
Oregon—1.4%				
Portland, Second Lien Sewer System Revenue	5.00	6/15/24	2,645,000	2,794,654
Portland, Second Lien Sewer System Revenue	5.00	6/15/25	2,780,000	2,928,007
Washington County Unified Sewerage Agency, Senior Lien Sewer Revenue (Insured; FGIC)	5.75	10/1/12	5,670,000	6,194,305
Pennsylvania—5.3%				
Allegheny County, Airport Revenue (Pittsburgh International Airport) (Insured; MBIA, Inc.)	5.75	1/1/11	5,000,000	5,235,300
Allegheny County Industrial Development Authority, EIR (USX Corporation Project)	4.75	11/1/11	2,000,000	2,038,500
Allegheny County Industrial Development Authority, PCR (Duquesne Light Company Project) (Insured; AMBAC)	4.05	9/1/11	2,000,000	2,049,980

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Pennsylvania (continued)				
Chester County Industrial Development Authority, Revenue (Avon Grove Charter School Project)	5.65	12/15/17	895,000	889,567
Delaware River Joint Toll Bridge Commission, Bridge Revenue	5.25	7/1/13	2,500,000	2,715,500
Delaware Valley Regional Finance Authority, Local Government Revenue	5.75	7/1/17	6,830,000	7,816,798
Erie County Industrial Development Authority, EIR (International Paper Company Project)	5.25	9/1/10	2,100,000	2,145,192
Harrisburg Authority, Resource Recovery Facility Revenue	0.00	12/15/10	1,420,000 e	1,273,499
Montgomery County Higher Education and Health Authority, HR (Abington Memorial Hospital) (Insured; AMBAC)	6.10	6/1/12	5,000,000	5,516,000
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.25	1/15/15	3,660,000	3,978,054
Philadelphia, GO (Insured; XLCA)	5.25	2/15/13	5,535,000	5,863,724
Philadelphia Authority for Industrial Development, Revenue (Independence Charter School Project)	5.38	9/15/17	2,580,000	2,591,017
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.00	12/1/11	1,475,000 a	1,637,044
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.00	12/1/12	525,000	567,777
Rhode Island−.6%				
Rhode Island Health and Educational Building Corporation, Health Facilities Revenue (Saint Antoine Residence Issue) (LOC; Allied Irish Banks)	5.50	11/15/09	1,430,000	1,469,783

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Rhode Island (continued)				
Rhode Island Student Loan Authority, Student Loan Program Revenue (Insured; AMBAC)	4.80	12/1/21	3,600,000	3,561,228
South Carolina–2.5%				
Berkeley County School District, Installment Purchase Revenue (Securing Assets for Education)	5.25	12/1/21	9,395,000	9,652,141
Charleston Educational Excellence Financing Corporation, Installment Purchase Revenue (Charleston County School District, South Carolina Project)	5.25	12/1/21	5,000,000	5,220,350
Dorchester County School District Number 2, Installment Purchase Revenue (Growth Remedy Opportunity Without Tax Hike)	5.25	12/1/21	5,000,000	5,147,450
Hilton Head Island Public Facilities Corporation, COP (Insured; AMBAC)	5.00	3/1/13	1,065,000	1,131,456
Tennessee–1.3%				
Johnson City Health and Educational Facility Board, HR (Medical Center Hospital Improvement) (Insured; MBIA, Inc.)	5.13	7/1/11	6,720,000	6,882,086
Tennessee Housing Development Agency (Homeownership Program)	5.20	7/1/10	1,815,000	1,863,461
Tennessee Housing Development Agency (Homeownership Program)	5.30	7/1/11	2,140,000	2,191,317
Texas–10.3%				
Alliance Airport Authority Inc., Special Facilities Revenue (Federal Express Corporation Project)	4.85	4/1/21	8,875,000	8,103,407
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/17	1,935,000	1,876,292
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/18	1,125,000	1,084,095

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/20	1,555,000	1,484,387
Bexar County, Revenue (Venue Project) (Insured; MBIA, Inc.)	5.75	8/15/13	5,000,000	5,283,400
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (Learjet Inc. Project)	6.15	1/1/16	4,000,000	3,830,480
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue (Insured; XLCA)	6.13	11/1/18	5,000,000	5,053,700
Deer Park Independent School District, Limited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.25	2/15/21	2,235,000	2,412,839
Gulf Coast Waste Disposal Authority, Bayport Area System Revenue (Insured; AMBAC)	5.00	10/1/14	2,065,000	2,209,509
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Hospital System) (Insured; FSA)	5.50	6/1/12	8,295,000	8,956,941
Houston, Combined Utility System, First Lien Revenue (Insured; FSA)	5.25	5/15/21	5,000,000	5,373,300
Houston, Combined Utility System, First Lien Revenue (Insured; MBIA, Inc.)	5.25	5/15/12	2,750,000	2,969,147
Lewisville, Combination Tax and Revenue Certificates of Obligation (Insured; MBIA, Inc.)	5.25	2/15/20	1,230,000	1,324,402
Lower Colorado River Authority, Revenue	5.75	5/15/23	2,000,000 [b]	2,141,740

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Texas (continued)				
Lower Colorado River Authority, Transmission Contract Revenue (LCRA Transmission Services Corporation Project) (Insured; FGIC)	5.00	5/15/20	4,200,000	4,280,178
North Texas Tollway Authority, System Revenue	6.00	1/1/23	3,000,000	3,257,070
Port of Corpus Christi Industrial Development Corporation, Revenue (Valero Refining and Marketing Company Project)	5.13	4/1/09	2,250,000	2,273,355
Port of Corpus Christi Industrial Development Corporation, Revenue (Valero Refining and Marketing Company Project)	5.40	4/1/18	1,500,000	1,508,670
San Antonio, Electric and Gas Systems Revenue	5.00	2/1/23	5,000,000	5,226,300
Tarrant County Health Facilities Development Corporation, Health Resources System Revenue (Insured; MBIA, Inc.)	5.75	2/15/14	5,000,000	5,601,950
Tarrant County Health Facilities Development Corporation, Health System Revenue (Harris Methodist Health System)	6.00	9/1/10	7,725,000	8,095,568
White Settlement Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.00	8/15/22	2,535,000	2,645,703
Utah—3.4%				
Jordanelle Special Service District (Special Assessment Improvement District)	8.00	10/1/11	3,210,000	3,411,363
Orem, Sales Tax Revenue (Insured; AMBAC)	5.00	4/15/12	3,325,000 [a]	3,573,012

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Utah (continued)				
Puttable Floating Option Tax Exempt Receipts (Utah Transit Authority, Sales Tax Revenue)	5.00	6/15/24	17,000,000 c,d	18,047,370
Utah Building Ownership Authority, LR (State Facilities Master Lease Program)	5.00	5/15/17	2,950,000	3,134,700
Virginia—1.8%				
Peninsula Ports Authority, Revenue (Port Facility-CSX Transportation Project)	6.00	12/15/12	4,150,000	4,370,822
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds	5.25	6/1/12	3,000,000 a	3,181,620
Virginia College Building Authority, Educational Facilities Revenue (Public Higher Education Financing Program)	4.50	9/1/18	2,450,000	2,596,951
Virginia Port Authority, Commonwealth Port Fund Revenue	5.00	7/1/19	4,415,000	4,465,596
Washington—3.2%				
Energy Northwest, Columbia Generating Station Electric Revenue	5.00	7/1/23	5,000,000	5,215,900
Franklin County, GO (Pasco School District Number 1) (Insured; FSA)	5.25	12/1/19	5,000,000	5,345,100
Goat Hill Properties, LR (Government Office Building Project) (Insured; MBIA, Inc.)	5.25	12/1/20	2,710,000	2,896,041
Port of Seattle, Limited Tax GO (Insured; FSA)	5.00	11/1/16	5,000,000	5,184,050
Port of Tacoma, Limited Tax GO (Insured; FSA)	5.00	12/1/20	3,025,000	3,262,281

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Washington (continued)				
Seattle, Municipal Light and Power Improvements Revenue (Insured; FSA)	5.25	3/1/10	50,000	52,474
Washington	5.75	10/1/12	20,000	21,505
Washington	5.75	10/1/12	2,305,000	2,469,300
Washington Housing Finance Commission (Single Family Program) (Collateralized: FHLMC, FNMA and GNMA)	5.75	12/1/37	1,980,000	2,026,609
West Virginia–.4%				
West Virginia Economic Development Authority, LR (Department of Environmental Protection)	5.50	11/1/22	2,895,000	3,077,732
Wisconsin–.5%				
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Medical Group, Inc. Project) (Insured; FSA)	6.00	11/15/11	3,500,000	3,841,845
U.S. Related–2.8%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	5,000,000 [a]	5,278,500
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	4,300,000 [a]	4,539,510
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 [a]	3,167,100
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/23	1,500,000	1,507,770
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; MBIA, Inc.)	5.50	7/1/13	2,500,000	2,668,800

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Related (continued)				
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA, Inc.)	5.25	7/1/12	2,440,000	2,468,719
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/16	510,000	516,921
Puerto Rico Public Buildings Authority, Government Facilities Revenue (Insured; XLCA)	5.25	7/1/20	2,000,000	2,031,240
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	1,125,000	1,158,131
Total Long-Term Municipal Investments (cost $824,261,805)				**834,311,776**

Short-Term Municipal Investments—1.3%				
Pennsylvania—.5%				
Harrisburg Authority, School Revenue (The School District of the City of Harrisburg Project) (Insured; AMBAC and Liquidity Facility; Westdeutshe Landesbank)	1.90	6/7/08	4,000,000 [h]	4,000,000
Tennessee—.8%				
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	3.00	6/1/08	2,000,000 [h]	2,000,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Tennessee (continued)				
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.00	6/1/08	3,000,000 [h]	3,000,000
Sevier County Public Building Authority, Local Government Public Improvement Revenue (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.00	6/1/08	1,900,000 [h]	1,900,000
Total Short-Term Municipal Investments (cost $10,900,000)				**10,900,000**
Total Investments (cost $835,161,805)			**101.7%**	**845,211,776**
Liabilities, Less Cash and Receivables			**(1.7%)**	**(13,852,350)**
Net Assets			**100.0%**	**831,359,426**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Purchased on a delayed delivery basis.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2008, these securities amounted to $32,939,688 or 4.0% of net assets.*

d *Collateral for floating rate borrowings.*

e *Security issued with a zero coupon. Income is recognized through the accretion of discount.*

f *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

g *Variable rate security—interest rate subject to periodic change.*

h *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ABAG	Association of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) †
AAA		Aaa		AAA	60.0
AA		Aa		AA	16.8
A		A		A	9.1
BBB		Baa		BBB	8.8
BB		Ba		BB	2.2
F1		MIG1/P1		SP1/A1	1.1
Not Rated ⁱ		Not Rated ⁱ		Not Rated ⁱ	2.0
					100.0

† *Based on total investments.*

ⁱ *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2008

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	835,161,805	845,211,776
Interest receivable		12,992,942
Receivable for shares of Common Stock subscribed		6,174
Prepaid expenses		100,850
		858,311,742
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3 (b)		506,183
Cash overdraft due to Custodian		616,546
Payable for floating rate notes issued–Note 4		14,900,000
Payable for investment securities purchased		9,892,072
Payable for shares of Common Stock redeemed		737,807
Interest and expense payable related to floating rate notes issued–Note 4		202,611
Interest payable–Note 2		1,304
Accrued expenses		95,793
		26,952,316
Net Assets ($)		831,359,426
Composition of Net Assets ($):		
Paid-in capital		827,928,598
Accumulated undistributed investment income–net		85,325
Accumulated net realized gain (loss) on investments		(6,704,468)
Accumulated net unrealized appreciation (depreciation) on investments		10,049,971
Net Assets ($)		831,359,426
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		63,351,421
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**13.12**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended May 31, 2008

Investment Income ($):	
Interest Income	**35,902,256**
Expenses:	
Management fee–Note 3(a)	4,685,524
Shareholder servicing costs–Note 3(b)	830,397
Interest and expense related to floating rate notes issued–Note 4	400,958
Professional fees	101,861
Custodian fees–Note 3(b)	62,979
Directors' fees and expenses–Note 3(c)	59,403
Prospectus and shareholders' reports	43,301
Registration fees	29,845
Loan commitment fees–Note 2	3,701
Interest expense–Note 2	1,304
Miscellaneous	69,489
Total Expenses	**6,288,762**
Less–reduction in management fee due to undertaking–Note 3(a)	(77,411)
Less–reduction in fees due to earnings credits–Note 1(b)	(41,236)
Net Expenses	**6,170,115**
Investment Income–Net	**29,732,141**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(2,603,413)
Net unrealized appreciation (depreciation) on investments	(3,486,477)
Net Realized and Unrealized Gain (Loss) on Investments	**(6,089,890)**
Net Increase in Net Assets Resulting from Operations	**23,642,251**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2008	2007
Operations ($):		
Investment income–net	29,732,141	28,474,735
Net realized gain (loss) on investments	(2,603,413)	1,555,300
Net unrealized appreciation (depreciation) on investments	(3,486,477)	1,036,245
Net Increase (Decrease) in Net Assets Resulting from Operations	**23,642,251**	**31,066,280**
Dividends to Shareholders from ($):		
Investment income–net	(29,648,351)	(28,452,297)
Net realized gain on investments	–	(132,065)
Total Dividends	**(29,648,351)**	**(28,584,362)**
Capital Stock Transactions ($):		
Net assets received in connection with reorganization–Note 1	149,771,860	–
Net proceeds from shares sold	35,360,473	31,568,888
Dividends reinvested	22,124,544	21,527,545
Cost of shares redeemed	(103,939,160)	(110,907,578)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**103,317,717**	**(57,811,145)**
Total Increase (Decrease) in Net Assets	**97,311,617**	**(55,329,227)**
Net Assets ($):		
Beginning of Period	734,047,809	789,377,036
End of Period	**831,359,426**	**734,047,809**
Undistributed investment income–net	85,325	–
Capital Share Transactions (Shares):		
Shares issued in connection with reorganization–Note 1	11,323,321	–
Shares sold	2,682,691	2,373,529
Shares issued for dividends reinvested	1,683,655	1,619,101
Shares redeemed	(7,894,270)	(8,340,483)
Net Increase (Decrease) in Shares Outstanding	**7,795,397**	**(4,347,853)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,				
	2008	2007	2006	2005	2004
Per Share Data ($):					
Net asset value, beginning of period	13.21	13.18	13.51	13.28	13.91
Investment Operations:					
Investment income—net[a]	.50	.49	.49	.50	.52
Net realized and unrealized gain (loss) on investments	(.09)	.03	(.33)	.23	(.63)
Total from Investment Operations	.41	.52	.16	.73	(.11)
Distributions:					
Dividends from investment income—net	(.50)	(.49)	(.49)	(.50)	(.52)
Net asset value, end of period	13.12	13.21	13.18	13.51	13.28
Total Return (%)	3.16	4.03	1.23	5.59	(.81)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.81	.80	.74	.73	.74
Ratio of net expenses to average net assets	.79	.80[b]	.74[b]	.73[b]	.74
Ratio of net investment income to average net assets	3.81	3.72	3.70	3.70	3.86
Portfolio Turnover Rate	28.89	23.87	28.51	37.33	35.07
Net Assets, end of period ($ x 1,000)	831,359	734,048	789,377	873,038	904,217

[a] *Based on average shares outstanding at each month end.*
[b] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Intermediate Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide the maximum amount of current income exempt from federal income tax as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

As of the close of business on December 3, 2007, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus Florida Intermediate Municipal Bond Fund (the "Acquired Fund") were transferred to the fund in exchange for shares of Common Stock of the fund of equal value. Shareholders of the Acquired Fund received shares of the fund, in each case in an equal amount to the aggregate net asset value of their investment in the Acquired Fund at the time of the exchange. The net asset value of the fund's shares on the close of business December 3, 2007, after the reorganization was $13.23, and a total of 11,323,321 shares representing net assets of $149,771,860 (including $4,962,168 net unrealized appreciation on investments) were issued to the Acquired Fund's shareholders in the exchange. The exchange was a tax-free event to the Acquired Fund shareholders.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits, as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended May 31, 2008.

As of and during the period ended May 31, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the four-year period ended May 31, 2008, remains subject to examination by the Internal Revenue Service and state taxing authorities.

At May 31, 2008, the components of accumulated earnings on a tax basis were as follows: undistributed tax-exempt income $563,663, accumulated capital losses $5,391,177 and unrealized appreciation $10,060,974. In addition, the fund had $1,324,294 of capital losses realized after October 31, 2007, which were deferred for tax purposes to the first day of the following year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to May 31, 2008. If not applied, $3,876,985 of the carryover expires in fiscal 2011 and $1,514,192 expires in fiscal 2016.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2008 and May 31, 2007 were as follows: tax exempt income $29,648,351 and $28,452,297, ordinary income $0 and $132,065, respectively.

During the period ended May 31, 2008, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund increased accumulated undistributed investment income-net by $1,535, decreased accumulated net realized gain (loss) on investments by $2,438 and increased paid-in capital by $903. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended May 31, 2008, was approximately $30,100, with a related weighted average annualized interest rate of 4.33%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from June 1, 2007 through May 31, 2008 to reduce the management fee paid by the fund, to the extent that the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .75% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $77,411 during the period ended May 31, 2008.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquires regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2008, the fund was charged $388,883 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2008, the fund was charged $268,982 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended May 31, 2008, the fund was charged $19,833 pursuant to the cash management agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under The fund's pre-existing custody agreement with The Bank of New York, the fund was charged $58,658 for providing custodial services for the fund for the eleven months ended May 31, 2008. Prior to becoming an affiliate, The Bank of New York was paid $4,321 for custody services to the fund for the month ended June 30, 2007.

During the period ended May 31, 2008, the fund was charged $7,454 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $422,897, custodian fees $36,125, chief compliance officer fees $2,350 and transfer agency per account fees $44,811.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Prior to December 1, 2007, a .10% redemption fee was charged and retained by the fund on certain shares redeemed within thirty days following the date of their issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended June 1, 2007 through November 30, 2007, the redemption fee charged and retained by the fund amounted to $1. Effective December 1, 2007, the fund discontinued the redemption fee on shares. The fund reserves the right to reimpose a redemption fee in the future.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2008, amounted to $223,288,162 and $269,868,534, respectively.

The fund may participate in secondary inverse floater structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax exempt municipal bonds. One or more of these variable rate securities pays interest based on a short term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trust as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities.

At May 31, 2008, the cost of investments for federal income tax purposes was $820,250,802; accordingly, accumulated net unrealized appreciation on investments was $10,060,974, consisting of $16,307,121 gross unrealized appreciation and $6,246,147 gross unrealized depreciation.

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Intermediate Municipal Bond Fund, Inc.

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Intermediate Municipal Bond Fund, Inc., as of May 31, 2008, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2008 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Intermediate Municipal Bond Fund, Inc. at May 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
July 18, 2008

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended May 31, 2008 as "exempt-interest dividends" (not generally subject to regular federal income tax). As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2008 calendar year on Form 1099-DIV and their portion of the fund's tax-exempt dividends paid for the 2008 calendar year on Form 1099-INT, both of which will be mailed by January 31, 2009.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 160

David W. Burke (72)
Board Member (1980)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee.

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director

No. of Portfolios for which Board Member Serves: 85

William Hodding Carter III (73)
Board Member (1988)

Principal Occupation During Past 5 Years:
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

Other Board Memberships and Affiliations:
• The Century Foundation, a tax-exempt research foundation, Emeritus Director
• The Enterprise Corporation of the Delta, a non-profit economic development organization, Director

No. of Portfolios for which Board Member Serves: 27

Gordon J. Davis (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Partner in the law firm of Dewey & LeBoeuf LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 36

Joni Evans (66)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chief Executive Officer, www.wowowow.com, an online community dedicated to women's conversations and publications
- Principal, Joni Evans Ltd.
- Senior Vice President of the William Morris Agency (2005)

No. of Portfolios for which Board Member Serves: 27

————————

Ehud Houminer (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 66

————————

Richard C. Leone (68)
Board Member (1980)

Principal Occupation During Past 5 Years:
- President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax exempt research foundation engaged in the study of economic, foreign policy and domestic issues

Other Board Memberships and Affiliations:
- The American Prospect, Director
- Center for American Progress, Director

No. of Portfolios for which Board Member Serves: 27

————————

Hans C. Mautner (70)
Board Member (1980)

Principal Occupation During Past 5 Years:
- President—International Division and an Advisory Director of Simon Property Group, a real estate investment company (1998-present)
- Director and Vice Chairman of Simon Property Group (1998-2003)
- Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
- Capital and Regional PLC, a British co-investing real estate asset manager, Director
- Member, Advisory Board, Lehman Brothers European Real Estate Private Equity Fund

No. of Portfolios for which Board Member Serves: 27

Robin A. Melvin (44)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances
• Senior Vice President, Mentor, a national non-profit youth mentoring organization (2005)

No. of Portfolios for which Board Member Serves: 27

————————

Burton N. Wallack (57)
Board Member (2006)

Principal Occupation During Past 5 Years:
• President and co-owner of Wallack Management Company, a real estate management company

No. of Portfolios for which Board Member Serves: 27

————————

John E. Zuccotti (70)
Board Member (1980)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Emeritus Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 27

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arnold S. Hiatt, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 76 investment companies (comprised of 160 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 52 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. She is 45 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2007.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since September 1982.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Fixed Income Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 77 investment companies (comprised of 177 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since November 1990.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (77 investment companies, comprised of 177 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 51 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 73 investment companies (comprised of 173 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Intermediate Municipal Bond Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DITEX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2008, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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